UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement dated October 12, 2010 issued by the registrant notifying the date for the announcement of its third quarter results.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated October 12, 2010 issued by the registrant notifying the date for the announcement of its third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: October 12, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Notice of Results

RNS Number : 2147U
CSR plc
12 October 2010

CSR plc ('CSR' or 'the Company')

Third Quarter Results and Analyst and Investor Day

CSR confirms that it will be announcing its third quarter results as well as hosting an analyst and investor day on Wednesday, 27th October 2010.

A presentation for analysts and investors will be held from 9.00am to 1.00pm UK time at UBS, 1 Finsbury Avenue, London, EC2M 2PP.  A live video webcast of the presentation can be accessed on Wednesday 27th October at 9.00am through the following link: www.csr.com/results_webcast

The video webcast will be available to view on demand from approximately midnight GMT on 2nd November 2010.  A dial-in facility will be available as follows:

UK Toll Free                 0808 238 7387

US Toll Free                 1866 286 6998

Rest of the world          +44 (0)20 7906 8557

The presentation will be available for audio replay on 0808 238 9699; Access Code: 275542#, or +44 (0)20 3364 5943 (outside of the UK), 1866 286 6997 (US Toll Free) from midnight on the 2rd November 2010 for one week following the announcement date.

For US analysts and investors a repeat of the analyst and investor day will take place in New York on Monday 1st November from 9.00am to 1.00pm EST at the offices of UBS, 1285 Avenue of the Americas, New York.

If you would like to attend the UK Analyst and Investor Day, please contact either Scott Richardson Brown or FD as noted below.  If you would like to attend the US Analyst and Investor Day, please contact Kristine Mozes of Mozes Communications at kristine@mozescomm.com.

Enquiries:

Will Gardiner / Scott Richardson Brown

CSR                             +44 (0) 1223 692 000

James Melville-Ross / Haya Herbert-Burns

FD                                +44 (0) 20 7831 3113

US Investors

Mozes Communications LLC

Kristine Mozes              +1 781 652 8875

This information is provided by RNS
The company news service from the London Stock Exchange

END

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